# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Turtle Beach Corporation, CIK 0001493761
CUSIP: 900450206
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 15822 Bernardo Center Drive, Suite 105, San Diego, California (CA), 92127
Date of event which requires filing of this statement: 08/25/2026
Filed by CIK 0002016004
Persons authorized to receive notices and communications: David Smith, O'Melveny & Myers LLP, 1999 Avenue of Stars, 8th Floor, Los Angeles, California (CA), 90067, (310) 553-6700

## Reporting persons
- DC VGA LLC (CIK 0002016004): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 674,706; shared voting power 0; sole dispositive power 674,706; shared dispositive power 0; aggregate amount beneficially owned 674,706 (3.8% of the class)
  Comment: Note to Row 13: Calculated based on 17,909,711 shares of the common stock, par value $0.001 per share (the "common stock"), of Turtle Beach Corporation (the "Issuer"), outstanding as of July 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q (the "Form 10-Q") for the fiscal quarter ended June 30, 2026, filed with the Securities and Exchange Commission on August 6, 2026.
- Diversis Capital Partners I, L.P. (CIK 0001760525): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 674,706; shared voting power 0; sole dispositive power 674,706; shared dispositive power 0; aggregate amount beneficially owned 674,706 (3.8% of the class)
  Comment: Note to Row 13: Calculated based on 17,909,711 shares of common stock outstanding as of July 30, 2026, as reported by the Issuer in the Form 10-Q.
- Diversis Capital Partners GP I, L.P. (CIK 0002016766): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 674,706; shared voting power 0; sole dispositive power 674,706; shared dispositive power 0; aggregate amount beneficially owned 674,706 (3.8% of the class)
  Comment: Note to Row 13: Calculated based on 17,909,711 shares of common stock outstanding as of July 30, 2026, as reported by the Issuer in the Form 10-Q.
- Diversis Capital Partners GP I, LLC (CIK 0002016765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 674,706; shared voting power 0; sole dispositive power 674,706; shared dispositive power 0; aggregate amount beneficially owned 674,706 (3.8% of the class)
  Comment: Note to Row 13: Calculated based on 17,909,711 shares of common stock outstanding as of July 30, 2026, as reported by the Issuer in the Form 10-Q.
- Kevin Ma (CIK 0001456120): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 674,706; shared voting power 0; sole dispositive power 674,706; shared dispositive power 0; aggregate amount beneficially owned 674,706 (3.8% of the class)
  Comment: Note to Row 13: Calculated based on 17,909,711 shares of common stock outstanding as of July 30, 2026, as reported by the Issuer in the Form 10-Q.
- Ron Nayot (CIK 0002016573): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 674,706; shared voting power 0; sole dispositive power 674,706; shared dispositive power 0; aggregate amount beneficially owned 674,706 (3.8% of the class)
  Comment: Note to Row 13: Calculated based on 17,909,711 shares of common stock outstanding as of July 30, 2026, as reported by the Issuer in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Turtle Beach Corporation
Address of issuer's principal executive offices: 15822 Bernardo Center Drive, Suite 105, San Diego, California (CA), 92127
Comment:
This amended statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (the "Common Stock"), of Turtle Beach Corporation (the "Issuer"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons, on March 21, 2024 (the "Schedule 13D"), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this "Amendment") constitutes Amendment No. 3 to the Schedule 13D (the Schedule 13D, as amended by Amendment No. 1, filed with the SEC on August 22, 2025 and further amended by Amendment No. 2, filed with the SEC on August 12, 2026, and this Amendment, collectively, the "Statement"). Except as set forth herein, the Schedule 13D is unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover page is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on the cover page is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: On August 13, 2026, the Reporting Persons sold 115,016 shares of Common Stock in the open market at a weighted average price of $12.9030. These shares were sold in multiple transactions at prices ranging from $12.85 to $13.115. On August 14, 2026, the Reporting Persons sold 19,438 shares of Common Stock in the open market at a weighted average price of $12.8507. These shares were sold in multiple transactions at prices ranging from $12.85 to $12.86. On August 25, 2026, the Reporting Persons sold 143,136 shares of Common Stock in the open market at a weighted average price of $12.8612. These shares were sold in multiple transactions at pricing ranging from $12.85 to $12.9430. On August 26, 2026, the Reporting Persons sold 54,043 shares of Common Stock in the open market at a weighted average price of $12.8583. These shares were sold in multiple transactions at prices ranging from $12.85 to $12.93. On August 27, 2026, the Reporting Persons sold 769,102 shares of Common Stock in the open market at a weighted average price of $12.9361. These shares were sold in multiple transactions at prices ranging from $12.85 to $13.31.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement, dated as of March 13, 2024.

## Signatures
- DC VGA LLC: /s/ Kevin Ma, Kevin Ma, President (08/27/2026)
- Diversis Capital Partners I, L.P.: /s/ Kevin Ma, Diversis Capital Partners GP I. L.P., its General Partner, Diversis Capital Partners GP I, LLC, its General Partner, Kevin Ma, Managing Member (08/27/2026)
- Diversis Capital Partners GP I, L.P.: /s/ Kevin Ma, Diversis Capital Partners GP I, LLC, its General Partner, Kevin Ma, Managing Member (08/27/2026)
- Diversis Capital Partners GP I, LLC: /s/ Kevin Ma, Kevin Ma, Managing Member (08/27/2026)
- Kevin Ma: /s/ Kevin Ma, Kevin Ma (08/27/2026)
- Ron Nayot: /s/ Ron Nayot, Ron Nayot (08/27/2026)